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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
                                 Amendment No. 6
                                (Final Amendment)

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                         PEC ISRAEL ECONOMIC CORPORATION
                              (Name of the Issuer)

       DISCOUNT INVESTMENT CORPORATION LTD., PEC ACQUISITION CORPORATION, PEC ISRAEL ECONOMIC CORPORATION AND IDB DEVELOPMENT CORPORATION LTD.
                       (Name of Persons Filing Statement)



     COMMON SHARES, $1.00 PAR VALUE                     705098-10-1

     (Title of Class of Securities)       (Cusip Number of Class of Securities)

                              MR. JAMES I. EDELSON
                     EXECUTIVE VICE PRESIDENT, SECRETARY AND
                                 GENERAL COUNSEL
                         PEC ISRAEL ECONOMIC CORPORATION
                                511 FIFTH AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 551-8881
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement.)

                                    Copy To:

                             PETER G. SAMUELS, ESQ.
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                          NEW YORK, NEW YORK 10036-8299
                                 (212) 969-3335

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CRF 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [240.13e-3 (c)]
         under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.  [ ]  A tender offer.

d.  [ ]  None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

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                            CALCULATION OF FILING FEE

              TRANSACTION                               AMOUNT OF
               VALUATION*                              FILING FEE**
              -----------                              ------------
              $124,990,454                             $24,998.09

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*    Assumes 3,424,396 Common Shares, par value $1.00 per share, of PEC Israel
     Economic Corporation (the "Common Shares") will be converted into the right to receive $36.50 per share in cash.

** The amount of the filing fee, calculated in accordance with 240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of one percent of the transaction value.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

     Amount Previously Paid:  $24,998.09
     Form or Registration No.:  Schedule 14A Information
     Filing Party:  PEC Israel Economic Corporation
     Date Filed:  September 2, 1999






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         This Final Amendment No. 6 amends and supplements the Rule 13e-3
Transaction Statement filed on January 5, 1999, Amendment No. 1 thereto filed on February 23, 1999, Amendment No. 2 thereto filed on March 12, 1999, Amendment No. 3 thereto filed on April 6, 1999, Amendment No. 4 thereto filed on
September 1, 1999 and Amendment No. 5 thereto filed on October 5, 1999, all relating to the solicitation of proxies by the Board of Directors of PEC
Israel Economic Corporation, a Maine corporation (the "Company"), from holders of outstanding shares of common stock, par value $1.00 per share, of the Company (the "Shares" and the holders thereof the "Shareholders"), for use at a Special Meeting of Shareholders of the Company (the "Special
Meeting") to vote to approve and adopt an Agreement and Plan of Merger, dated as of December 15, 1998, as amended (the "Merger Agreement"), pursuant to which (a) PEC Acquisition Corporation ("Merger Sub"), a Maine corporation and wholly-owned subsidiary of Discount Investment Corporation Ltd., an Israeli corporation ("DIC"), will be merged with and into the Company (the "Merger") at the effective time of the Merger (the "Effective Time") with the Company as the surviving corporation in the Merger, and (b) each Share that is outstanding at the Effective Time owned by shareholders other than DIC or by Shareholders in respect of which appraisal rights have been perfected in accordance with the Maine Business Corporation Act ("MBCA"), will be converted into the right to receive $36.50 in cash, without interest (the "Merger Consideration").

         The Special Meeting was held on November 5, 1999. Shareholders holding an aggregate of approximately 87.77% of the Shares voted to approve the Merger. Shareholders holding approximately 2.19% of the Shares voted against the Merger, approximately 0.07% of the Shares abstained and the remaining Shares were not voted. The Merger was consummated on November 5, 1999. The Articles of Merger were filed with the Secretary of State of the State of Maine on November 5, 1999.

         The Company has designated ChaseMellon Shareholder Services, L.L.C. to act as the paying agent (the "Paying Agent") under the Merger Agreement. Immediately prior to the Effective Time, Merger Sub deposited in trust with the Paying Agent funds to which Shareholders became entitled upon the Merger and conversion of their Shares into the Merger Consideration. The Paying Agent will mail to each Shareholder of record on October 4, 1999, a letter of transmittal and instructions for effecting surrender of such Shareholder's share certificates for payment in accordance with the Merger Agreement.

         In addition to the foregoing, this Final Amendment No. 6 to the
Schedule 13E-3 also amends and supplements Schedule 13E-3 as follows:

         Items 6(a) and (c) are hereby amended and supplemented so that such Items shall be deemed to incorporate by reference Exhibit (a)(2) to this Transaction Statement.

         Item 17 is hereby amended and supplemented by adding the following exhibits:

         (a)(1) Promissory Note issued by PEC Acquisition Corporation in favor of Bank Leumi USA dated October 18, 1999.

         (a)(2) Unlimited Guaranty made by Discount Investment Corporation Ltd. in favor of Bank Leumi USA with respect to the obligations of PEC Acquisition Corporation dated October 26, 1999.

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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

                                         DISCOUNT INVESTMENT CORPORATION LTD.

                                         By:   /s/ Yoram Turbowicz
                                               --------------------------------
                                               Title:  President and Chief
                                                        Executive Officer
Date: November 5, 1999

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

                                         PEC ACQUISITION CORPORATION

                                         By:   /s/ Yoram Turbowicz
                                               --------------------------------
                                               Title:  President and Chairman
                                                        of the Board
Date: November 5, 1999

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

                                         PEC ISRAEL ECONOMIC CORPORATION

                                         By:   /s/ Frank Klein
                                               --------------------------------
                                               Title:  President
Date: November 5, 1999

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

                                         IDB DEVELOPMENT CORPORATION LTD.

                                         By:   /s/ Eliahu Cohen
                                               --------------------------------
                                               Title:  Co-Chief Executive
                                                       Officer

                                         By:   /s/ Arthur Caplan
                                               --------------------------------
                                               Title:  Corporate Secretary
Date: November 5, 1999

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